Filed Pursuant to Rule 433

Registration No. 333-209490

March 29, 2017

Cenovus to double production and reserves in Canada

$17.7 billion acquisition establishes anchor position in

two of Canada’s most attractive oil and gas plays

Calgary, Alberta (March 29, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has agreed to acquire ConocoPhillips’ 50% interest in the FCCL Partnership, the companies’ jointly owned oil sands venture operated by Cenovus. Cenovus is also purchasing the majority of ConocoPhillips’ Deep Basin conventional assets in Alberta and British Columbia. Combined, these assets have forecast 2017 production of approximately 298,000 barrels of oil equivalent per day (BOE/d). The acquisition is immediately accretive to key metrics, and, assuming the successful completion of a planned divestiture program, is expected to result in an 18% increase in 2018 adjusted funds flow per share compared with Cenovus’s original 2018 forecast. Total consideration for the purchase is $17.7 billion, including $14.1 billion in cash and 208 million Cenovus common shares. The cash component is fully financed with a portion of cash on hand, existing credit facility capacity and committed bridge loans. As part of the transaction, Cenovus has also agreed, in certain circumstances, to make contingent payments to ConocoPhillips. The transaction is expected to close in the second quarter of 2017, subject to customary conditions, including the receipt of necessary regulatory approvals, and has an effective date of January 1, 2017. Concurrent with the acquisition, Cenovus has launched a bought-deal offering of common shares for expected gross proceeds of approximately $3 billion. The bought-deal offering is detailed in a separate news release issued by Cenovus today.

“This transformational acquisition allows us to take full control of our best-in-class oil sands projects and to add a second growth platform across the prolific Deep Basin that provides complementary short-cycle development opportunities,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “The acquisition is accretive and significantly increases Cenovus’s growth potential. Going forward, we plan to focus capital spending on these two value platforms. At the same time, we intend to divest a significant portion of our legacy conventional assets to help fund the transaction.”

Transaction is immediately accretive
Production (before royalties) (for the full year 2017) [1,2]	Cenovus	Pro forma	% change
Oil sands (bbls/d)	178,000	356,000	100
Conventional oil[3] and natural gas (BOE/d)	112,000	232,000	107

Total production (BOE/d)	290,000	588,000	103

Reserves and financial information
Proved plus probable reserves (MMBOE) (as at December 31, 2016)	3,797	7,763	104
Adjusted funds flow per share (diluted)[4]	1.90	2.45	29
Operating costs ($/BOE)	10.15	9.45	-7
General & administrative ($/BOE)	2.45	1.85	-24

[1]	The information in this table reflects anticipated operating and financial results for 2017, is based on a number of assumptions, does not include the impact of proposed asset divestitures and is subject to various risks. Refer to the Forward-Looking Information section of the Advisory at the end of this news release for more information regarding these assumptions and risks as well as other important cautionary notices.
[2]	For illustrative purposes, figures are annualized values assuming a January 1, 2017 effective date.
[3]	Includes natural gas liquids (NGLs).
[4]	Adjusted funds flow is a non-GAAP measure. For more information, refer to the Non-GAAP Measures section of the Advisory at the end of this news release.

Strategic rationale for the acquisition

•	Consolidates ownership and control of top-tier oil sands assets

•	No integration risk or additional oil sands staff required

•	Well-defined growth platform with emerging technology upside

•	Significantly enhances scale and improves capital flexibility

•	Cenovus becomes Canada’s largest thermal oil sands producer

•	Establishes a presence in the Deep Basin of Alberta and British Columbia with more than three million net acres and a large inventory of short-cycle drilling opportunities with high-return potential

•	Proved plus probable reserves increase by 104% to approximately 7.8 billion BOE

•	Combined portfolio provides development opportunities for the next decade

•	Maintains financial resilience

•	Scale and capital structure support three investment grade credit ratings

•	Leverages existing cash balance to acquire premier assets while preserving financial strength

•	Pro forma liquidity position of approximately $4 billion, including cash and availability on the committed credit facility

The new Cenovus

Overview

Over the past two-and-a-half years, Cenovus has taken decisive steps to build and maintain a strong balance sheet and reduce costs. As a result, the company has the financial resilience to pursue this transformational acquisition. Since 2014, Cenovus’s focus on cost efficiency and innovation has led to a 30% reduction in its per-barrel oil sands operating costs and general and administrative expenses as well as a 50% reduction in oil sands sustaining capital costs. With anticipated future cost reductions, opportunities to improve reservoir performance and the potential to develop its large portfolio of emerging assets, Cenovus will be well positioned at the close of this acquisition to create significant value across a substantially larger oil sands resource and production base. Including the addition of a second growth platform in the Deep Basin, the transaction is expected to be immediately accretive over the course of the company’s current three-year business plan. Assuming the successful completion of planned divestitures, Cenovus expects the acquisition will result in an 18% increase in 2018 adjusted funds flow per share compared with the company’s original 2018 forecast.

Oil sands

At close, Cenovus will immediately become Canada’s largest thermal oil sands producer and one of the country’s largest oil and gas producers. On a pro forma basis, the company will have existing production capacity of 390,000 barrels per day (bbls/d) at Foster Creek and Christina Lake. Across its broader portfolio, Cenovus also has a number of regulatory approvals for future capacity additions. Upon completion of this acquisition, including both its existing production capacity and future capacity additions, the company will have a substantial inventory of regulatory approved oil sands projects.

“The purchase of these assets is consistent with Cenovus’s existing strategy and core competencies,” said Ferguson. “Consolidating our ownership at Foster Creek, Christina Lake and Narrows Lake has consistently ranked as our best strategic opportunity to increase leverage to a portfolio of top-tier oil sands assets. I’m confident this transaction will create substantial shareholder value for years to come.”

With 100% ownership of the FCCL Partnership assets, Cenovus will enjoy the full benefit of its plan to resume construction on the phase G expansion at Christina Lake. The company anticipates the expansion can be completed with go-forward capital investment of between $16,000 and $18,000 per flowing barrel. Module assembly has already resumed for phase G, which has a design capacity of 50,000 bbls/d. Field construction is expected to ramp up to full activity by mid-2017, with first oil expected in the second half of 2019.

At its Investor Day in June 2017, Cenovus intends to provide an update on its plans for Foster Creek phase H and Narrows Lake phase A, including expectations for capital costs and timing for each project. Foster Creek phase H has a design capacity of 30,000 bbls/d and Narrows Lake phase A has a design capacity of 45,000 bbls/d.

“With two recently completed expansion phases ramping up, construction resuming at Christina Lake phase G, potential restarts at Foster Creek and Narrows Lake in 2018 and 2019 and full ownership of the FCCL asset base, we have a clear line of sight to five years of growth that should take our oil sands production capacity to over half a million barrels per day,” said Ferguson. “In addition, we’re acquiring a hard-to-replicate position in the highly economic, liquids-rich Deep Basin, providing another platform to generate significant additional production and adjusted funds flow growth throughout our current three-year business plan and beyond.”

Deep Basin

In 2017, Cenovus intends to spend approximately $170 million on the acquired Deep Basin assets. Beginning with a three-rig drilling program in 2017, with plans to expand thereafter, Cenovus believes these properties have the potential for production to grow from an estimated 120,000 BOE/d in 2017 to approximately 170,000 BOE/d in 2019, a more than 40% increase. The company expects to retain key Deep Basin technical operating and business staff as part of the acquisition. Cenovus will also enter into a two-year technical services agreement providing access to ConocoPhillips’ expertise in developing and operating the Deep Basin assets.

Downstream

Downstream integration remains an essential component of Cenovus’s strategy. The company’s 50% interest in each of the Wood River Refinery in Illinois and Borger Refinery in Texas, operated by partner Phillips 66, reduces Cenovus’s exposure to wider light-heavy oil price differentials.

Guidance

Cenovus intends to update its guidance estimates for 2017 when the transaction closes.

Asset details

Christina Lake (on a pro forma, 100%-owned basis)

•	Production is expected to average 198,000 bbls/d in 2017.

•	Christina Lake phases A-F have current production capacity of 210,000 bbls/d with full regulatory approval to reach 310,000 bbls/d.

•	Non-fuel operating costs are expected to be $5.00/bbl in 2017, a 7% decline from a year earlier and 34% lower than in 2014.

•	The steam to oil ratio (SOR), the amount of steam needed to produce one barrel of oil, was 1.9 in December 2016 and has been 1.8 to date in 2017.

•	Proved plus probable reserves were 2.8 billion bbls as of December 31, 2016.

Foster Creek (on a pro forma, 100%-owned basis)

•	Production is expected to average 158,000 bbls/d in 2017.

•	Foster Creek phases A-G have current production capacity of 180,000 bbls/d with full regulatory approval to reach 295,000 bbls/d.

•	Non-fuel operating costs are expected to be $8.50/bbl in 2017, a 5% increase from 2016 and a 30% decrease from 2014.

•	The SOR was 2.4 in December 2016 and has been 2.4 to date in 2017.

•	Proved plus probable reserves were 2.7 billion bbls as of December 31, 2016.

Narrows Lake (on a pro forma, 100%-owned basis)

•	Narrows Lake phase A is planned as a commercial SAGD project with implementation of a solvent-aided process that is expected to reduce the amount of steam required to recover a barrel of oil by approximately 30%, while increasing ultimate recovery factors by up to 15%.

•	Narrows Lake has full regulatory approval to reach production capacity of 130,000 bbls/d, including 45,000 bbls/d at phase A.

•	Proved plus probable reserves were 1 billion bbls as of December 31, 2016.

Acquired Deep Basin assets

•	Cenovus is acquiring a prominent position in the Deep Basin in Alberta and British Columbia with exposure to approximately three million net acres across three core operating areas: Elmworth-Wapiti, Kaybob-Edson and Clearwater.

•	The acquired Deep Basin assets have been capital constrained in recent years, resulting in a low-decline production base with significant upside development potential.

•	Cenovus has identified approximately 1,500 net drilling opportunities that have the potential to generate strong returns at a West Texas Intermediate (WTI) price of US$50/bbl. The company intends to execute a disciplined development program on the acquired lands to move this asset from value preservation to value creation.

•	The Deep Basin assets include a substantial portfolio of processing facilities, many of which are majority owned and operated, with current net processing capacity of approximately 1.4 billion cubic feet per day (BCF/d). Cenovus intends to optimize its development plans by using available throughput capacity.

High-quality acreage position across the Deep Basin
Operating area	Elmworth-Wapiti	Kaybob-Edson	Clearwater	Total
Production[1] (MBOE/d)	46	37	37	120
Proved plus probable reserves as at December 31, 2016 (MMBOE)	289	228	208	725
Land position (thousand net acres)	1,200	720	840	3,000	[2]
Average working interest (%)	71	71	68
Future drilling opportunities	310	630	540	1,480
Target formations	Montney, Spirit River	Montney, Duvernay	Spirit River, Cardium, Glauconitic

[1]	Forecast production for the full year 2017, before royalties. Assumes a January 1, 2017 effective date.
[2]	Total includes undeveloped net acreage from other asset areas.

Financing overview

Over the past two-and-a-half years, Cenovus has focused on strengthening its balance sheet and improving its cost structure while actively evaluating its organic portfolio for potential acquisition and divestiture opportunities. This has resulted in strategic asset sales, a reduction in the company’s dividend to a sustainable level and the decision to decrease its workforce by approximately one third.

This disciplined approach, combined with the substantial cost reductions Cenovus has realized, enabled the company to end 2016 with cash and cash equivalents of approximately $3.7 billion as well as $4.0 billion in undrawn capacity under its committed credit facility, with no debt maturities until the fourth quarter of 2019.

Transaction is fully funded

Cenovus’s financial strength has enabled it to develop a strategic financing plan that meets the funding needs of the proposed acquisition, demonstrates commitment to investment grade credit ratings and helps preserve the company’s financial resilience after the transaction is completed. Cenovus has $10.5 billion of fully underwritten bridge financing facilities in place with Royal Bank of Canada and J.P. Morgan Chase Bank. Concurrent with this announcement, the company has also launched a bought-deal offering of common shares for expected gross proceeds of approximately $3 billion, the details of which are contained in a separate news release issued by Cenovus today.

Cenovus will use the net proceeds from the bought-deal offering, a portion of existing cash on hand, available capacity on its existing committed credit facility and its committed bridge financing to pay for the cash portion of the purchase price. The remainder of the acquisition purchase price will be paid in the form of 208 million Cenovus common shares. In addition, Cenovus anticipates a subsequent offering of senior debt, as well as select asset divestitures. The timing of the subsequent offering of senior debt and asset sales is subject to prevailing market conditions. Proceeds will be used to satisfy the company’s bridge financing obligations, which extend for periods ranging from 12 to 24 months.

Maintaining financial resilience

Cenovus is committed to maintaining its financial resilience following the closing of the transaction and will look to fund its attractive organic growth opportunities with internally generated cash flow. The company also remains committed to maintaining its long-standing investment grade credit ratings from S&P Global Ratings and DBRS Limited as well as the investment grade credit rating recently received from Fitch Ratings. Cenovus’s first priority following completion of the acquisition will be to optimize its asset portfolio and capital structure, including repaying its outstanding bridge loans. In addition to the financing arrangements related to the acquisition, Cenovus plans to extend the maturities on the tranches of its existing committed credit facility to 2020 and 2021.

“We believe we’ve developed a solid financing plan for this acquisition – one that will also help us preserve our financial strength once the transaction is completed,” said Ivor Ruste, Cenovus Executive Vice-President and Chief Financial Officer. “We also view the vendor’s decision to receive Cenovus common shares as a strong vote of confidence in the financial and operating outlook for our company going forward.”

Cenovus continues to focus on total shareholder return and will consider the optimal level of its dividend once the company’s divestiture of non-core assets is substantially complete, taking into account factors such as future production growth, realized cost reductions and sustained margin improvements. Declaration of dividends will remain at the sole discretion of Cenovus’s Board of Directors.

Over the long term, Cenovus continues to target a debt-to-adjusted EBITDA ratio of 1.0 to 2.0 times and debt to capitalization of 30% to 40%.

Divesting non-core conventional assets

Concurrent with this acquisition, Cenovus has begun marketing its legacy Alberta conventional assets at Pelican Lake and Suffield. Advisors have been retained and data rooms are open. Combined, these assets produced approximately 47,600 BOE/d in 2016, consisting of nearly 29,000 bbls/d of crude oil and 112 million cubic feet per day (MMcf/d) of natural gas. Cenovus plans to divest additional non-core conventional assets to streamline its portfolio. The proceeds from the successful sale of the Pelican Lake and Suffield assets, and other associated asset sales, are expected to be applied against the company’s outstanding bridge loans.

Vendor take-back terms

ConocoPhillips has agreed to receive, as part of the purchase price consideration, 208 million common shares of Cenovus. In relation to the share consideration, at closing Cenovus and ConocoPhillips will enter into an investor agreement, and a registration rights agreement which, among other things, will restrict ConocoPhillips from selling or hedging its Cenovus shares for a period of six months from the closing date of the transaction. ConocoPhillips will also be restricted from nominating new members to Cenovus’s Board of Directors and must vote its Cenovus shares in accordance with management recommendations or abstain from voting.

Contingent payment terms

At closing, Cenovus and ConocoPhillips have agreed to enter into a five-year contingent payment agreement related to the acquired portion of FCCL oil sands production that triggers when the price of Western Canadian Select (WCS) rises above C$52/bbl. The terms of the contingent payment agreement will allow Cenovus to retain 80% to 85% of WCS prices above C$52/bbl, based on current gross FCCL production capacity. As production capacity increases with future expansions, the percentage of upside available to Cenovus will increase further.

For the five-year term of the agreement, Cenovus will make contingent payments to ConocoPhillips for each quarter in which the average daily price of WCS is above C$52/bbl. The payments will be calculated by multiplying C$6 million by the amount the average daily WCS price exceeds C$52/bbl. The calculation includes an adjustment mechanism related to certain significant production outages which may reduce the amount of a contingent payment. There are no maximum payment terms.

Advisors

J.P. Morgan and RBC Capital Markets are acting as lead financial advisors while Bennett Jones LLP, Blake, Cassels & Graydon LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as lead legal advisors to Cenovus.

Conference Call and Presentation

2:45 p.m. Mountain Time (4:45 p.m. Eastern Time)

Cenovus has posted a slide presentation with details of the acquisition on its website at cenovus.com. The company will also host a conference call today, March 29, 2017, starting at 2:45 p.m. MT (4:45 p.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

FINANCIAL INFORMATION

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Non-GAAP Measures

The following measures do not have a standardized meaning as prescribed by IFRS and therefore are considered non-GAAP measures. You should not consider these measures in isolation or as a substitute for analysis of our results as reported under IFRS. These measures are defined differently by different companies in our industry. These measures may not be comparable to similar measures presented by other issuers.

Adjusted Funds Flow is a non-GAAP measure commonly used in the oil and gas industry to assist in measuring a company’s ability to finance its capital programs and meet its financial obligations. Adjusted Funds Flow is defined as Cash From Operating Activities excluding net change in other assets and liabilities and net change in non-cash working capital. Net change in other assets and liabilities is composed of site restoration costs and pension funding. Non-cash working capital is composed of current assets and current liabilities, excluding cash and cash equivalents and risk management.

Debt is a non-GAAP measure that we define as short-term borrowings and the current and long-term portions of long-term debt. Debt is used as a component of Net Debt. Net Debt is a non-GAAP measure defined as Debt net of cash and cash equivalents. Adjusted EBITDA is a non-GAAP measure that we define as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, goodwill impairments, asset impairments and reversals, unrealized gains (losses) on risk management, foreign exchange gains (losses), gains (losses) on divestiture of assets, revaluation gain and other income (loss), net, calculated on a trailing 12-month basis. Net debt to Adjusted EBITDA is used to steward our overall debt position and as a measure of our overall financial strength.

Capitalization is a non-GAAP measure that we define as Debt plus shareholders’ equity. Net Debt to Capitalization is defined as net debt divided by net debt plus shareholders’ equity.

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Note Regarding Forward Looking Statements

This news release, the prospectus supplement, the prospectus and the documents incorporated by reference therein contain certain forward looking statements and forward looking information (collectively referred to as “forward looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward looking information is identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “forecast”, “future”, “F”, “target”, “position”, “project”, “committed”, “can be”, “pursue”, “capacity”, “could”, “should”, “focus”, “proposed”, “potential”, “priority”, “may”, “strategy”, “forward”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: the use of proceeds of the bought deal offering (the “Offering”); the completion of the Offering and the acquisition of ConocoPhillips’ 50% interest in the FCCL Partnership (the “FCCL Assets”) and ConocoPhillips’ Deep Basin conventional assets in Alberta and British Columbia (the “Deep Basin Assets” and together with the FCCL Assets, the “Assets”), and the timing thereof (the “Acquisition”); the anticipated benefits to us of the Acquisition, including the effect on Adjusted Funds Flow; our pro forma financial, operating and reserves information, anticipated drilling locations, drilling inventories and drilling opportunities, and production estimates after completion of the Acquisition; the midstream gathering, processing and transportation arrangements to be acquired and assumed by us in connection with the Acquisition; the availability and repayment of the existing credit facility and bridge financing facilities (the “Acquisition Credit Facilities”); replacement of a portion of the Acquisition

Credit Facilities through the issuance of the Cenovus common shares pursuant to the Offering; replacement, refinancing or repayment of a portion of the Acquisition Credit Facilities through the issuance by us of debt securities; anticipated disposition of certain assets and the expected application of the proceeds of such dispositions to amounts owing under the Acquisition Credit Facilities; the anticipated effect of the Acquisition on Cenovus’s credit ratings; the anticipated effect of the Acquisition on the consolidated capitalization of Cenovus following the completion of the Offering, the issuance of the Cenovus common shares to ConocoPhillips, the anticipated borrowings under the Acquisition Credit Facilities and the completion of the Acquisition; future contingent payments; Cenovus’s strategy and related milestones and schedules including expected timing for oil sands expansion phases and associated expected production capacities; our pro forma financial and operational projections for 2017 and future years and our plans and strategies to realize such projections; forecast exchange rates and trends; the expected development and growth of our business projections for the current year and future years and our plans and strategies to realize such projections; our forecast operating and financial results, including forecast sales prices, costs and cash flows; targets for our leverage ratios of Debt (and Net Debt) to Adjusted EBITDA as well as Debt (and Net Debt) to Capitalization; our expected ability to satisfy payment obligations as they become due; planned capital expenditures, including the amount, timing and financing thereof; our annual capital investment forecasts and plans with respect thereto; the techniques expected to be used to recover reserves and forecasts of the timing thereof; our expected future production, including the timing, stability or growth thereof; our expected reserves, contingent and prospective resources and related information, including future net revenue and future development costs; our expected capacities, including for projects, transportation and refining; our expected ability to preserve our financial resilience and various plans and strategies with respect thereto; forecast cost savings and sustainability thereof; our priorities for 2017 and future years; our expectations for broadening market access; expected impacts of the contingent payment agreement; future use and development of technology; our ability to access and implement all technology necessary to efficiently and effectively operate our assets (including, but not limited to, the Assets) and achieve and sustain future cost reductions; and our projected shareholder return. Readers are cautioned not to place undue reliance on forward looking information as Cenovus’s actual results may differ materially from those expressed or implied.

Developing forward looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to us and others that apply to the industry in general. The factors or assumptions on which the forward looking information is based include: timing and receipt of applicable regulatory approvals for the Offering and the Acquisition; all required financing being available to complete the Acquisition; our ability to successfully integrate the Deep Basin Assets; our ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; our ability to access sufficient capital to pursue our development plans associated with full ownership of the FCCL Assets; the Offering being completed on the terms and timing expected; Cenovus’s ability to complete asset dispositions, including to repay and retire the Acquisition Credit Facilities; Cenovus’s ability to issue debt securities, including to repay and retire a portion of the Acquisition Credit Facilities; the impact that the Acquisition and the financing thereof may have on Cenovus’s current credit ratings; forecast crude oil and natural gas prices, forecast inflation and other assumptions inherent in our current guidance set out below; expected impacts of the contingent payment agreement; alignment of realized WCS (as defined herein) prices and WCS prices as calculated under the contingent payment agreement; our projected capital investment levels, the flexibility of capital spending plans and the associated sources of funding; sustainability of achieved cost reductions, achievement of further cost reductions and sustainability thereof, including, but not limited to, in relation to the Assets; expected condensate prices; estimates of quantities of oil, bitumen, natural gas and NGLs from properties and other sources not currently classified as proved; future use and development of technology; our ability to access and implement all technology necessary to efficiently and effectively operate our assets (including, but not limited to, the Assets) and achieve and sustain cost reductions; our ability to implement capital projects or stages thereof in a successful and timely manner; our ability to generate sufficient cash flow to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities. The information contained on our website is not incorporated by reference into this news release. The reference to our website is intended to be an inactive textual reference.

The forward looking information in this news release also includes financial outlooks regarding Cenovus and other forward looking metrics (including production, financial and oil and gas related metrics) relating to Cenovus, the Acquisition and the Assets, including: the projected impact of lowering sustaining capital, including on the net present value of our assets; our projected capital expenditures; projected contingent payments; projections related to drilling locations and other opportunities, our expectations regarding the impact of the Acquisition on Adjusted Funds Flow, Adjusted Funds Flow per Common Share, upstream operating costs per BOE, general and administrative (“G&A”) expenses per BOE, operating costs, G&A and capital expenditures and our targeted Debt (and Net Debt) to Adjusted EBITDA and Debt (and Net Debt) to Capitalization ratios (as each defined herein).

Unless otherwise specifically stated or the context dictates otherwise, the financial outlook and other forward looking metrics contained in this news release, in addition to the generally applicable assumptions described above, are based on the following specific assumptions, as applicable: (i) WTI prices averaging US$50.00 in 2017, 2018, and 2019; (ii) Brent prices averaging US$52.25 in 2017, 2018, and 2019; (iii) NYMEX natural gas prices averaging US$3.00 in 2017, 2018, and 2019; (iv) AECO natural gas prices averaging $3.07 in 2017, 2018, and 2019; (v) the exchange rate for the conversion of one U.S. dollar into Canadian dollars averaging $1.33 in 2017, 2018, and 2019; (vi) the pricing differential between WCS and WTI averaging US$14.50 in 2017, 2018, and 2019; (vii) Chicago 3-2-1 Crack Spread averaging US$15.00/bbl in 2017, 2018, and 2019; (viii) the successful completion of our forecast capital expenditure and development plans as outlined in this news release (including favourable drilling results and successful completion of major projects on time and on budget); (ix) the alignment of realized WCS prices and WCS prices as calculated under the contingent payment agreement; (x) overall production rates for 2017, 2018 and 2019 being in line with our expectations as outlined in this news release; (xi) royalty rates in Alberta, Saskatchewan and British Columbia remaining unchanged from the currently announced rates for 2017, 2018 and 2019; and (xii) operating and G&A costs per BOE being in line with our expectations as outlined in this news release.

Unless otherwise specifically stated or the context dictates otherwise, the financial outlook and forward looking metrics in this news release, in addition to the generally applicable assumptions described above, do not include or account for the effects or impacts of planned asset sales.

The risk factors and uncertainties that could cause our actual results to differ materially, include: possible failure by us to realize the anticipated benefits of, and synergies from, the Acquisition; our inability to complete the Acquisition on the terms contemplated by the acquisition agreement between Cenovus and ConocoPhillips (and certain of its affiliates) or at all; possible failure to access or implement some or all of the technology necessary to efficiently and effectively operate our assets (including, but not limited to, the Assets) and achieve and sustain future cost reductions; volatility of and other assumptions regarding commodity prices; the effectiveness of our risk management program, including the impact of derivative financial instruments, the success of our hedging strategies and the sufficiency of our liquidity position; the accuracy of cost estimates; commodity prices, currency and interest rates; possible lack of alignment of realized WCS prices and WCS prices as calculated under the contingent payment agreement; product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of our crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of Debt (and Net Debt) to Adjusted EBITDA as well as Debt (and Net Debt) to Capitalization; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; our ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to us or any of our securities; changes to our dividend plans or strategy, including the dividend reinvestment plan; accuracy of our reserves, resources, future production and future net revenue estimates; our ability to replace and expand oil and gas reserves; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated business; reliability of our assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; risks associated with climate change; the timing and the costs of well and pipeline construction; our ability to secure adequate and cost-effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and our ability to attract and retain, critical talent; possible failure to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; changes in labour relationships; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in general economic, market and business conditions; political and economic conditions in the countries in which we operate or supply; occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Statements relating to “reserves” and “resources” are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward looking information. You should carefully consider the matters discussed under “Risk Factors” in the prospectus and in the prospectus supplement. You should also refer to “Risk Factors” in our AIF, “Risk Management” in our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2016, each as incorporated by reference in the prospectus, and to the risk factors described in other documents incorporated by reference in the prospectus.

You should not place undue reliance on the forward looking information contained in this news release, the prospectus supplement, the prospectus or the documents incorporated by reference therein, as actual results achieved will vary from the forward looking information provided in this news release, the prospectus supplement, the prospectus and the documents incorporated by reference therein, and the variations may be material. We make no representation that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward looking information contained in this news release, the prospectus supplement, the prospectus or the documents incorporated by reference therein is made as of the date of this news release or as of the date specified in the prospectus or the documents incorporated by reference therein, as the case may be. The purpose of the financial outlook in this news release is to provide management’s expectations of the effects of the Offering and/or the Acquisition, as applicable. Except as required by applicable securities law, we undertake no obligation to update publicly or otherwise revise any forward looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

This cautionary statement qualifies all forward looking information contained in this news release and the prospectus and incorporated by reference in the prospectus.

The prospective financial information included in this news release has been prepared by, and is the responsibility of, Cenovus’s management.

NOTE RELATING TO RESERVES AND RESOURCES DISCLOSURE

The securities regulatory authorities in Canada have adopted National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 requires oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. It also permits disclosure of resources and possible reserves. Probable reserves, possible reserves and resources are of a higher uncertainty and are less likely to be accurately estimated or recovered than proved reserves.

We are required to disclose reserves in accordance with Canadian securities law requirements and this news release and the disclosure in certain of the documents incorporated by reference in the prospectus include reserves designated as probable reserves.

The U.S. Securities and Exchange Commission (the “SEC”) definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed herein and in the documents incorporated by reference in the prospectus in compliance with NI 51-101 may not be comparable to U.S. standards. The SEC requires U.S. oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others, but permits the optional disclosure of probable and possible reserves.

In addition, we are permitted to disclose estimates of resources other than reserves in accordance with Canadian securities laws, and certain documents incorporated by reference in the prospectus contain such estimates. The SEC does not permit the disclosure of resources other than reserves in reports filed with it by U.S. oil and gas reporting companies. Contingent and prospective resources are not, and should not be confused with, reserves. Investors are cautioned not to assume that any or all of Cenovus’s contingent and prospective resources will be converted into reserves. Additional information regarding these estimates can be found in our statement of contingent and prospective resources dated February 15, 2017, which is incorporated by reference in the prospectus.

The resources other than reserves estimates provided in the documents incorporated by reference in the prospectus are estimates only. Actual contingent and prospective resources (and any volumes that may be reclassified as reserves) and future production from such contingent and prospective resources may be greater than or less than the estimates provided therein.

Moreover, as required by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices.

For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled “Reserves Data and Other Oil and Gas Information” in our AIF, which is incorporated by reference in the prospectus.

DRILLING LOCATIONS

This news release discloses potential future drilling locations in two categories: (a) proved locations and (b) probable locations. This news release also discloses additional un-booked future drilling opportunities. Proved locations and probable locations are proposed drilling locations identified in the Assets Reserves Reports (as defined in the prospectus supplement) that have proved and/or probable reserves, as applicable, attributed to them in such report. Un-booked future drilling opportunities are internal Cenovus estimates based on prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal Cenovus technical analysis and review. Un-booked future drilling opportunities have been identified by Cenovus management based on evaluation of applicable geologic, seismic, engineering, production and reserves information. Un-booked future drilling opportunities do not have proved or probable reserves attributed to them in the Assets Reserves Reports. Of the approximately 1,500 identified drilling opportunities within the Deep Basin Assets to be acquired, 212 are proved locations, 221 are probable locations and the remainder of which are un-booked future drilling opportunities.

Cenovus’s ability to drill and develop these locations and opportunities and the drilling locations on which Cenovus actually drills wells depends on a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, capital and operating costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, net price received for commodities produced, regulatory approvals and regulatory changes. As a result of these uncertainties, there can be no assurance that the potential future drilling locations and opportunities Cenovus has identified will ever be drilled or if Cenovus will be able to produce oil, NGL or natural gas from these or any other potential drilling locations or opportunities. As such, Cenovus’s actual drilling activities may differ materially from those presently identified, which could adversely affect Cenovus’s business. While certain of the identified un-booked drilling opportunities have been de-risked by drilling existing wells in relatively close proximity to such un-booked drilling opportunities, some of the other un-booked drilling opportunities are farther away from existing wells where Cenovus management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled and, if drilled, there is further uncertainty that such wells will result in additional proved or probable reserves or production.

TM denotes a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges.

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